FORM 51-102F3
MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

1.	Reporting Issuer

IAMGoId Corporation
220 Bay Street
5th Floor
Toronto, Ontario
M5J 2W4

2.	Date of Material Change

The period from June 25, 2004 to June 30, 2004

3.	Press Release

News releases with respect to the material changes referred to in this report were issued through newswire services on June 25, 2004 and June 30, 2004 and were filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

On June 25, 2004, IAMGold Corporation (“IAMGold”) mailed a directors' circular to its shareholders in which its Board of Directors unanimously recommended that shareholders of IAMGold reject the take-over bid for the common shares of IAMGold (the “GSR Bid”) made by Golden Star Resources Ltd. (“GSR”), and mailed supplementary information to IAMGold shareholders in which the Board of Directors unanimously recommended that shareholders vote in favour of the business combination of IAMGold and Wheaton River Minerals Ltd. (the “Wheaton Transaction”) at the upcoming annual and general meeting of IAMGold shareholders (the “Meeting”).

On June 28, 2004, GSR announced that it was revising the GSR Bid. On June 30, 2004, IAMGold announced that its Board of Directors continued to recommend, unanimously, that IAMGold shareholders reject the revised GSR Bid and vote in favour of the Wheaton Transaction at the Meeting.

On June 29, 2004, the Meeting, which had been convened on June 8, 2004 and adjourned to June 29, 2004, was reconvened and adjourned to 9:00 a.m. (Toronto time) on Tuesday, July 6, 2004.

5.	Full Description of Material Change

On June 25, 2004, IAMGold mailed a directors' circular to its shareholders in which its Board of Directors unanimously recommended that shareholders of IAMGold reject the GSR Bid, and mailed supplementary information to those IAMGold shareholders who are entitled to vote at the Meeting in which the Board of Directors unanimously recommended that shareholders vote in favour of the Wheaton Transaction.

On June 28, 2004, GSR announced that it was revising the GSR Bid. On June 30, 2004, IAMGold announced that its Board of Directors continued to recommend, unanimously, that IAMGold shareholders reject the revised GSR Bid and vote in favour of the Wheaton Transaction at the Meeting.

The Board’s recommendations to IAMGold shareholders set out in the directors' circular, in the supplementary information and in IAMGold’s news release dated June 30, 2004 were based on reports and recommendations made by a Special Committee of IAMGold directors who are independent of IAMGold management, and on other advice received by the Board.

On June 29, 2004, the Meeting, which had been convened on June 8, 2004 and adjourned to June 29, 2004, was reconvened and adjourned to 9:00 a.m. (Toronto time) on Tuesday, July 6, 2004.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Senior Officer

Larry E. Phillips
Vice-President, Corporate Affairs and Corporate Secretary

Telephone:	(416) 360-4710
Fax:	(416) 360-4750

DATED at Toronto, Ontario this 5th of July, 2004.

IAMGOLD CORPORATION

By:	/s/ Larry E. Phillips

Larry E. Phillips
Vice-President, Corporate Affairs and Corporate Secretary